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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   SCHEDULE TO
                                 (RULE 14D-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

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                             PYR ENERGY CORPORATION
                       (Name of Subject Company (Issuer))

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                            SAMSON ACQUISITION CORP.
                            SAMSON INVESTMENT COMPANY
                      (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    693677106
                      (CUSIP Number of Class of Securities)

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                                ANNABEL M. JONES
                  ASSISTANT GENERAL COUNSEL - CORPORATE AFFAIRS
                            SAMSON INVESTMENT COMPANY
                             TWO WEST SECOND STREET
                              TULSA, OKLAHOMA 74103
                                 (918) 591-1006

                                 WITH A COPY TO:

                                 R. SCOTT COHEN
                           WEIL, GOTSHAL & MANGES LLP
                          200 CRESCENT COURT, SUITE 300
                                DALLAS, TX 75201
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                           CALCULATION OF FILING FEE*

======================================== =======================================
        Transaction Valuation                      Amount of Filing Fee**
---------------------------------------- ---------------------------------------
           $45,013,600.83                                $1,381.92
---------------------------------------- ---------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.21, the per share tender offer price, by the sum of (i) the 37,993,259 outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation as of January 11, 2007 (according to PYR Energy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006) less the 3,689,200 shares owned by Samson Investment Company, (ii) 2,169,764 shares subject to option grants made under the PYR Energy Corporation's share-based compensation plans (according to PYR Energy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006 and certain Form 4 filings made on January 23, 2007), and (iii) 727,500 shares under warrants issued to third parties for services performed (according to PYR Energy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006).

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307. Amount previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  ______________   Filing Party:  __________________

    Form or Registration No.:  ____________   Date Filed:    __________________


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [X]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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
                                  INTRODUCTION

      This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 28, 2007 and amended by Amendment No. 1 filed April 5, 2007 (as so amended, the "Schedule TO") by Samson Acquisition Corp. ("Purchaser"), a Maryland corporation and wholly-owned subsidiary of Samson Investment Company, a Nevada corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation, a Maryland corporation (the "Company"), net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and
(a)(2), respectively. This Amendment is being filed on behalf of Purchaser and Parent. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      Item 5 of the Schedule TO is hereby amended and supplemented as follows:

      Section 10, "Background of the Offer; Contacts with the Company," of the Offer to Purchase is amended and supplemented as follows:

      On March 31, 2007, Samson, the Company and their respective legal counsel met at JAMS offices in Dallas, Texas for a court ordered mediation of the lawsuit filed by the Company on July 29, 2005 in the U.S. District Court for the Eastern District of Texas, Beaumont Division, against Lone Star and Samson Resources Company. In attendance at the mediation on behalf of Samson were Mr. Tholen, Mr. Viles, Mr. Daniel and Ms. Annabel Jones, internal Samson counsel, Mr. Richard Watt, outside litigation counsel to Samson, and Mr. Scott Cohen, outside corporate counsel to Samson, and on behalf of the Company were Mr. Berry, Mr. Dennis M. Swenson, a Company director, and Mr. Robert Thibault and Mr. Jesse R. Pierce, counsel to the Company. At the mediation, Samson renewed its offer to the Company, which was first made at the February 21, 2007 meeting, to purchase the Company's Jefferson County, Texas properties for aggregate consideration consisting of $21 million in cash, plus the 3,689,200 shares of Company common stock owned by Samson. The Company declined the offer.

      On April 6, 2007, Mr. Viles received a telephone call from Mr. Montano, of C.K. Cooper, to notify Samson that the Company's board of directors would like to meet with Samson to discuss an agreed upon transaction with Samson.

      On April 7 and April 8, 2007, Mr. Montano and Mr. Tholen spoke by telephone several times to discuss arrangements for the meeting between Samson and the Company on April 9, 2007.

      On April 9, 2007, Samson and the Company met at the offices of C.K. Cooper in Irvine, California. Participating in the meeting on behalf of Samson were Mr. Tholen, Mr. Viles, Mr. Koenig and Mr. Joe Lytle, Samson's senior geologist, and on behalf of the Company were Mr. Kilpatrick, Mr. Rhodes and Mr. Swenson, Mr. Berry and Mr. Montano. At this meeting, Samson and the Company reached an agreement in principle pursuant to which Samson would make a revised tender offer for all of the outstanding shares of Company common stock at a purchase price of $1.30 per share in cash, subject to certain conditions, including the negotiation and execution of a definitive merger agreement.

      On April 11, 2007, Samson and the Company issued a joint press release announcing the agreement in principle.

ITEM 12.  EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(12) and, as so amended, is restated as follows:


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
(a)(1)          Offer to Purchase, dated March 28, 2007

(a)(2)          Form of Letter of Transmittal

(a)(3)          Form of Notice of Guaranteed Delivery

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)          Form of Letter to Clients

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)          Summary Advertisement as published in The New York Times on
                March 28, 2007

(a)(8) Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007

(a)(9) Press Release announcing Parent's intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)

(a)(10) Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))

(a)(11) Press Release, dated April 5,2007, announcing less than expected drilling results on the Nome-Harder No. 1 Well

(a)(12) Joint Press Release, dated April 11, 2007, announcing the agreement in principle between the Company and Purchaser related to the revised Offer




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
                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           SAMSON ACQUISITION CORP.

                                           By: /s/ Jack A. Canon
                                               --------------------------------
                                               Name: Jack A. Canon
                                               Title: Senior Vice President



                                           SAMSON INVESTMENT COMPANY

                                           By: /s/ Jack A. Canon
                                               --------------------------------
                                               Name: Jack A. Canon
                                               Title: Senior Vice President,
                                                      General Counsel
                                                      and Secretary


Dated: April 11, 2007











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
                                  EXHIBIT INDEX

EXHIBIT NO.     DOCUMENT
-----------     --------

(a)(1)          Offer to Purchase, dated March 28, 2007

(a)(2)          Form of Letter of Transmittal

(a)(3)          Form of Notice of Guaranteed Delivery

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)          Form of Letter to Clients

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)          Summary Advertisement as published in The New York Times on
                March 28, 2007

(a)(8) Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007

(a)(9) Press Release announcing Parent's intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)

(a)(10) Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))

(a)(11) Press Release, dated April 5,2007, announcing less than expected drilling results on the Nome-Harder No. 1 Well

(a)(12) Joint Press Release, dated April 11, 2007, announcing the agreement in principle between the Company and Purchaser related to the revised Offer *



-------------------------
* Filed herewith.





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